UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact April | 2025

Results of the Allocation Procedure of the Primary Public Offering of Preferred Shares

São Paulo, April 23, 2025. AZUL S.A. (B3: AZUL4; NYSE: AZUL) (“Azul” or “Company”), in accordance with the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44, dated August 23, 2021 (“CVM Resolution No. 44”), article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporate Law”) and, in continuance to the Material Facts disclosed on October 7, 2024, October 8, 2024, November 14, 2024, December 9, 2024, December 18, 2024, January 8, 2025, January 16, 2025, January 22, 2025, January 28, 2025, February 4, 2025, February 20, 2025 and March 24, and April 14 2025, hereby informs its shareholders and the market in general that, regarding the public offering for the primary distribution of preferred shares, all registered, book-entry and with no par value, free and clear of any encumbrances, issued by the Company (“Shares”), carried out in the Federative Republic of Brazil (“Brazil”), under the automatic registration procedure, pursuant to article 26, section II, item (a), of CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution No. 160”), with efforts to place the Shares abroad, the Board of Directors of the Company, at a meeting held on this date, approved and ratified the effective increase of the Company’s capital stock, through the issuance of 464,089,849 (four hundred sixty-four million, eighty-nine thousand, eight hundred forty-nine) new Shares, at the Price per Share, in the total amount of R$ 1,661,441,659.42 (one billion, six hundred sixty-one million, four hundred forty-one thousand, six hundred fifty-nine reais and forty-two cents) (“Offering”).

In addition, one warrants (bônus de subscrição) for each one Share subscribed for in the Offering will be attributed as an additional benefit and delivered to the subscribers of the Shares, totalizing 13,517,180 (thirteen million, five-hundred and seventeen thousand, one-hundred and eighty) (“Warrants” and “Offering”, respectively), considering that 450,572,669 (four hundred fifty million, five hundred seventy-two thousand, six hundred sixty-nine) of the Warrants were voluntarily cancelled. The terms and conditions of the Warrants are described in the Material Fact disclosed by the Company on April 14, 2025.

The number of Shares initially offered was increased by 3.00% (three percent), corresponding to 13,517,180 (thirteen million, five hundred and seventeen thousand, one hundred and eighty) additional preferred shares issued by the Company (“Additional Shares”) under the same conditions and at the same price as the initially offered Shares.

As a result of the capital increase of the Company regarding the Offering, the Company’s capital stock will amount to R$ 7,131,859,384.34 (seven billion, one hundred thirty-one million, eight hundred fifty-nine thousand, three hundred eighty-four reais and thirty-four cents), divided into 2,128,965,121 (two billion, one hundred twenty-eight million, nine hundred sixty-five thousand, one hundred twenty-one) common shares and 896,039,753 (eight hundred ninety-six million, thirty-nine thousand, seven hundred fifty-three) preferred shares, all registered, book-entry and with no par value.

The Shares and the Warrants will begin trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on April 25, 2025, and the physical and financial settlement of the Shares will take place on April 28, 2025, and the warrants will be credited to the subscribers’ custody accounts on April 29, 2025.

Pursuant to CVM Resolution 160, the Offering was subject to a priority offering in Brazil (the “Priority Offering”), whereby the Company’s existing shareholders were entitled to reserve for purchase their respective pro rata share of the Shares offered in the Offering. In accordance with Section 172, item I, of the Brazilian Corporate Law and Article 6 of the Company’s bylaws, the Company’s existing shareholders did not have a preemptive right (direito de preferência) to subscribe for any of the Shares offered in the Offering.

Holders of American Depositary Receipts were not entitled to participate in the Priority Offering.

THE PRIORITY OFFERING AND THE OFFERING WERE NOT AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY OTHER U.S. FEDERAL OR STATE SECURITIES LAWS, AND THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT, AS SUCH REGULATION MAY BE AMENDED FROM TIME TO TIME), EXCEPT PURSUANT TO A REGISTRATION STATEMENT OR IN TRANSACTIONS EXEMPT FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE U.S. STATE SECURITIES LAWS.

This material fact notice is disclosed for informative purposes only and the information contained herein (i) shall not, under any circumstances, be construed as, nor constitute, an investment recommendation, an offer to sell or the solicitation of an offer to purchase any of the Company’s securities, including the Shares, in the United States, Brazil or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction; and (ii) is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction and is for informational purposes only.

The Company will keep its shareholders and the market in general informed about the Offering, through the communication channels the Company regularly uses for the disclosure of relevant information.

São Paulo, April 23, 2025

Alexandre Wagner Malfitani

Financial Vice-President and Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 23, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer